FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2014 to May 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 13, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2014 to May 31, 2014 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 13, 2014]

Class of Shares: Common Stock

1.	Status of repurchase

(1) Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

			as of May 31, 2014
	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 30, 2014) (Period of repurchase: from May 19, 2014 to July 25, 2014)		100,000,000	70,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	May 19	13,870,600	8,548,646,700
	May 20	9,371,800	5,839,834,600
	May 21	8,985,000	5,598,955,000
	May 22	11,814,100	7,593,490,500
	May 23	9,130,700	5,986,498,600
	May 26	11,207,400	7,489,334,400
	May 27	11,400,000	7,740,697,800
	May 28	11,792,600	7,978,713,500
	May 29	8,430,500	5,705,053,900
	May 30	3,997,300	2,707,391,000

Total	—	100,000,000	65,188,616,000

Aggregate shares repurchased as of the end of this reporting month		100,000,000	65,188,616,000
Progress of share repurchase (%)		100.0	93.1

2.	Status of disposition

			as of May 31, 2014
	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) May 26	70	42,910

Subtotal	—	70	42,910

Other (exercise of stock acquisition rights)	(Date)
	May 1	310,200	2,098,200
	May 2	218,300	218,300
	May 7	597,500	597,500
	May 8	2,181,100	2,687,700
	May 9	722,000	722,000
	May 12	332,500	332,500
	May 13	206,500	206,500
	May 14	165,700	1,894,700
	May 15	221,600	221,600
	May 16	211,900	211,900
	May 19	629,700	629,700
	May 20	71,300	71,300
	May 21	135,500	135,500
	May 22	155,500	155,500
	May 23	102,500	102,500
	May 26	333,300	333,300
	May 27	463,900	1,059,900
	May 28	1,411,200	1,411,200
	May 29	1,256,300	4,356,300
	May 30	1,279,000	1,577,000

Subtotal	—	11,005,500	19,023,100

Total	—	11,005,570	19,066,010

3.	Status of shares held in treasury

As of May 31, 2014
As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	191,289,975